Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

($ in thousands)

	2011	2012	2013	2014	2015	Q1 2016
Earnings:
Income (loss) before income taxes	$28,478	$20,951	$(6,566)	$7,199	$(32,816)	$(4,360)
Add: Fixed Charges	$1,431	$2,610	$3,069	$3,729	$2,976	$1,838

Total Earnings	$29,909	$23,561	$(3,497)	$10,928	$(29,840)	$(2,522)

Fixed Charges:
Interest Expense	$1,421	$2,592	$3,042	$3,679	$2,890	$1,810
Plus: estimated interest component of rent expense	$10	$18	$27	$50	$86	$28

Total Fixed Charges	$1,431	$2,610	$3,069	$3,729	$2,976	$1,838

Ratio of earnings to fixed charges	20.9	9.0	(a )	2.9	(a )	(a )

Deficit	$—	$—	$(6,566)	$—	$(32,816)	$(4,360)

Net Difference	$28,478	$20,951	$(6,566)	$7,199	$(32,816)	$(4,360)

(a)	Earnings were insufficient to cover our fixed charges by $6,566, $32,816, and $4,360 for the years ended December 31, 2013, December 31, 2015, and for the three months ended March 31, 2016, respectively